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                                 PRESS RELEASE
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              JEAN-YVES NAOURI APPOINTED EXECUTIVE VICE PRESIDENT,
                                PUBLICIS GROUPE

Paris, 16 March 2004 - Following the successful integration of Bcom3, Publicis Groupe is preparing its next strategic stage, which entails the constant improvement of its professional performance, the quality of its services and the optimisation of its organisation. Jean-Yves Naouri has been appointed Executive Vice President, to lead the mission of strategic development and realization of this new plan, and will report directly to Maurice Levy, CEO.

Jean-Yves Naouri, currently Regional Chairman of Northern Europe for Publicis Worldwide, will assume his new duties progressively to be fully operational in his new position by April 15.

After having created and developed Publicis Consultants, and having managed Publicis Conseil, the experience Jean-Yves Naouri has gained in the international arena gives him the necessary skills and vision to work at Groupe level for the implementation of this important plan both geographically and in all our professional sectors.

Maurice Levy, CEO, stated: "PREPARING THE EVOLUTION OF OUR BUSINESS IN A VERY COMPETITIVE MANNER, RESPONDING TO THE NEEDS OF ADVERTISERS IN A PROACTIVE WAY, MAKING PUBLICIS GROUPE THE BEST PARTNER OF OUR CLIENTS, WITH THE BEST CREATIVE PRODUCT, THIS IS OUR AMBITION. IT CAN BE ACHIEVED BY CONSTANTLY OPTIMISING OUR ORGANISATION AND REINVENTING OURSELVES. IF WE REACH THESE OBJECTIVES, IT IS ONLY NATURAL THAT WE WILL ENJOY THE HIGHEST GROWTH AS WELL AS THE HIGHEST OPERATING MARGINS IN OUR INDUSTRY. JEAN-YVES NAOURI HAS EARNED THE NECESSARY EXPERIENCE AND POSSESSES ALL THE QUALITIES AND COMPETENCE TO SUCCESSFULLY LEAD THIS PROJECT FROM THE BEGINNING THROUGH ITS EXECUTION."

PUBLICIS GROUPE (Euronext Paris: 13057, NYSE: PUB) is the world's fourth largest communications group, as well as world leader in media counsel and buying. Its activities span 109 countries on six continents.

Groupe activities cover ADVERTISING, through three autonomous global advertising networks: Leo Burnett Worldwide, Publicis Worldwide, Saatchi & Saatchi Worldwide, as well as through its two multi-hub networks Fallon Worldwide and Bartle Bogle Hegarty, 49%-owned ; MEDIA COUNSEL AND BUYING through two worldwide networks ZenithOptimedia and Starcom MediaVest Group; MARKETING SERVICES and specialized communications including direct marketing, public relations, corporate and financial communications, multicultural and healthcare communications.

Web sites: www.publicis.com and www.finance.publicis.com
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                                    CONTACTS

        Groupe Corporate Communications: Eve Magnant - +33 1 44 43 70 25
         Groupe Investors Relations: Pierre Benaich - +33 1 44 43 65 00